Manas Petroleum Corporation
Bahnhofstrasse 9
6341 Baar, Switzerland

July 28, 2008
Ms. Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:           Manas Petroleum Corporation (the “Company”)

Registration Statement on Form SB-2 as amended on Form S-1
Filed July 25, 2008
File No. 333-147567

Dear Ms. Parker:

In connection with the Company's Registration Statement on Form SB-2, filed on November 21, 2007, filed under file number 333-147567, as amended by Pre-Effective Amendment No. 1 on Form S-1 on April 24, 2008, Pre-Effective Amendment No. 2 on Form S-1 on June 18, 2008 and Pre-Effective Amendment No. 3 on Form S-1 on July 25, 2008, the Company hereby requests acceleration of the effective date of the Registration Statement to Wednesday, July 30, 2008 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C under the Securities Act of 1933.

The Company acknowledges that:
(a)
should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)
the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or concerns, please contact our attorney, William Rosenstadt, at 212-588-0022.

Yours truly,

MANAS PETROLEUM CORPORATION

/s/ Thomas Flottmann

Thomas Flottmann
Chief Executive Officer